NOMURA ASSET ACCEPTANCE CORPORATION
2 World Financial Center, Building B, 21st Floor
New York, New York 10281

April 19, 2006

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mailstop 3561
Washington, DC 20549

Attention: Susan Min

Re:	Nomura Asset Acceptance Corporation Registration No. 333-132108 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-132108 to 10:00 a.m., Eastern Standard Time, April 24, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NOMURA ASSET ACCEPTANCE CORPORATION

By:	/s/ John P. Graham

Name:	John P. Graham
Title:	President and Chief Executive Officer